Exhibit 21

Subsidiaries of the Registrant

The consolidated subsidiaries of the Registrant as of March 1, 2007 were as follows:

Subsidiary	State or Other Jurisdiction of Incorporation
Post Bancorp, Inc.	Colorado
Colorado National Bank	Colorado

Team Financial Acquisition Subsidiary, Inc.	Kansas
TeamBank, National Association	Kansas
TeamBank, N.A. Asset Corporation	Kansas
TBNA Holdings, LLC	Missouri
TBNA REIT, LLC	Missouri

Team Financial Capital Trust II	Delaware